SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



Eletrobras

17° Foro LATIBEX

November, 2015

Disclaimer

This presentation may contain forward-looking statements. Such statements are not statements of historical facts but reflect the beliefs and expectations of our management and may constitute forward-looking statements within the meaning of *Comissão de Valores Mobiliários* and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the US Securities and Exchange Act of 1934, as amended. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include but are not limited to general economic, regulatory, political and business conditions in Brazil and abroad, interest rate fluctuations, inflation and the value of the real, changes in volumes and patterns of customer electricity usage, competitive conditions, our level of debt, the likelihood that we will receive payment in connection with accounts receivable, changes in rainfall and the water levels in the reservoirs used to run our hydroelectric facilities, our financing and capital expenditure plans, existing and future governmental regulation and other risks described in our registration statement and other filings with the *Comissão de Valores Mobiliários* and the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made and we do not undertake any obligation to update them in light of new information or future developments.

Eletrobras

Eletrobras Main Functions

Eletrobras

PROGRAMS

"Light for All" (Luz para Todos): more than 15 million people attended

PROCEL: energy saving equivalent to 2,522 MW in 2014

PROINFA: Installed Capacity of 2,975 MW.


LARGEST COMPANY IN ELECTRIC ENERGY OF LATIN AMERICA
IMPLEMENTING AND MANAGING SECTOR AND SOCIAL PROGRAMS
FUNDING MANAGEMENT: RGR, CDE and CCC

- GENERATION
- TRANSMISSION
- DISTRIBUTION
- TRADING

Corporate Governance



Maximizing the Company's Value
Performance Improvement
Better way to capital
Contribution to community
Alignment of Interests
Good Practices in Corporate Governance
Policies
Statutes
Support Committees to the Board
Internal Rules
CGPAR
DEST
IBGC
CVM, SEC
NYSE
BM&F BOVESPA
Corporate Governance

Compliance


Shareholders
Fiscal Council
Independent Auditor
(Shadow Investigation)
Board of Directors
Independent Commission for Investigation Management
International Law Firm
Hogan Lovells
Compliance Manager
CVM
SEC
Min. Público
DoJ

Hogan Lovells

Investigate whether there are irregularities that violate the US Foreign Corrupt Practices Act 1977, the Brazilian anti-corruption Law nº 12,846/2013 and the Code of Ethics of Eletrobras Companies on projects in which Eletrobras Companies take part in a corporate form or as minority shareholder, through special purpose entities.

Independent Commission

Composed by three independent professionals:

- Approve the Investigation Plan;
- Supervise the investigation process;
- Issue the final report based on the result of the investigation done by Hogan Lovells

Corporate Sustainability Index

Eletrobras

Índice de Sustentabilidade Empresarial ISE 2015

MEMBER OF
Dow Jones Sustainability Indices
In Collaboration with RobecoSAM

For the eighth consecutive year, Eletrobras is part of the Corporate Sustainability Index (ISE) of BM&FBOVESPA .

For the fourth consecutive year, Eletrobras was listed in the new DJSI Emerging Markets Index, created to indicate the companies that adopt the best corporate governance practices.

Dividend Policy

Eletrobras

- Dividends and/or own interest on capital totaling not less than 25% (twenty-five percent) of adjusted net income;

- Dividends can only be distributed after deducting, before any participation, accumulated losses and provision for Income Tax;

- The Company should pay dividends out of net income from the year, retained earnings or earning reserves (excluding the legal reserve).The payment of the earnings reserves is a Company decision;

- Class "A" preferred shares shall be given priority in the receipt of dividends distributed each fiscal year, at a rate of 8% (eight percent) per annum on the capital relative to this type and class of shares;

- Class "B" preferred shares shall be given priority in the receipt of dividends distributed each fiscal year, at a rate of 6% (six percent) per annum on the capital relative to this type and class of shares;

- Preferred shares shall participate, on equal terms, with common shares in the distribution of dividends each fiscal year, after ensuring that common shares receive a dividend at a value equal to the lowest of those assigned to preferred shares. Preferred shares are ensured the right to receive dividends distributed in the fiscal year, per share, at least 10% (ten percent) higher than the amount assigned to common shares in the respective year.

Dividends Payments



PNA
PNB
ON
0.3
370
753
0.3
434
1,339
0.3
434
434
0.3
434
434
0.01
26.02
2010
2011
2012
2013
2014

	Declared Dividends	Fiscal Year Result	Profit Reserves Bylaws
2010	1,123.9	2,248	14,758
2011	1,772.9	3,733	16,863
2012	867.9	-6,879	9,128
2013	867.9	-6,187	2,990
2014	26	-3,031	26

Eletrobras

General Information

Expansion

Sectorial Scenario

Financial Information

Capital Structure

Net Debt and Financing

Strategic Planning

Installed Capacity - MW

Eletrobras

44.5 GW in operation– approximately 32.0% of the installed capacity of Brazil – September 2015.

Eletrobras Companies	Through Subsidiaries (a)		Through Participation in Special Purpose Company (b)	Total (a+b)	Physical Aggregation 2015
	Non-Renewed Concessions	O&M			
Eletronorte	9,281	78	121	9,480	-
Chesf	1,123	9,215	719	11,056	-57*
Furnas	4,212	4,617	2,048	10,878	-
Eletronuclear	1,990	-	-	1,990	-
Itaipu	7,000	-	-	7,000	-
CGTEE	670	-	-	670	-170**
Eletrosul	428	-	729	1,157	193
Eletrobras	-	-	13	13	-
Amazonas Energia	2,204	-	-	2,204	122
Distribuição Rondônia	03	-	-	03	-
Total	**26,911**	**13,910**	**3,630**	**44,450**	**-34**

(b) Specific Purpose Companies (SPEs) = Eletrobras proportional participation
*The reduction concerns to the relinquishment of the concession of the Camaçari TPP, now operating with 69 MW.
**Units off commercial operation.

Installed Capacity
Eletrobras x Brazil

Eletrobras

Installed Capacity by source in September 2015 (MW).

	Hydro	Nuclear	Wind+ Solar	Clean Energy	Thermal	September 2015
Eletrobras	**38,195**	**1,990**	**559**	**40,744**	**3,706**	**44,450**
% by source in the Eletrobras matrix	85.9%	4.5%	1.3%	91.7%	8.3%	100.0%
Brazil	**90,391**	**1,990**	**6,651**	**99,032**	**39,693**	**138,725**
% by source in the Brazil matrix	65.2%	1.4%	4.8%	71.4%	28.6%	100.0%
% Eletrobras x Brazil	**42.3%**	**100.0%**	**8.4%**	**41.1%**	**9.3%**	**32.0%**

Eletrobras System

Eletrobras

Eletrobras — Eletrobras Cepel (100.00%)

Generation and Transmission

Company		SPEs
Eletrobras Eletronorte (99.48%)	G	07
	T	09
	Σ	16
Eletrobras Chesf (99.58%)	G	45
	T	07
	Σ	52
Eletrobras Furnas (99.56%)	G	56
	T	25
	Σ	81
Eletrobras Eletrosul (99.88%)	G	11
	T	08
	Σ	19

Generation

Eletrobras CGTEE (99.91%)

Eletrobras Eletronuclear (99.99%)

Binational Generation

ITAIPU BINACIONAL (50.00%)

Distributors

Eletrobras Amazonas Energia (100.00%)

Eletrobras Distribuição Rondônia (100.00%)

Eletrobras Distribuição Acre (96.71%)

Eletrobras Distribuição Roraima (100.00%)

Eletrobras Distribuição Alagoas (100.00%)

CELG DISTRIBUIÇÃO (50.93%)

Eletrobras Distribuição Piauí (100.00%)

Shareholdings

Eletrobras Eletropar (83.71%)

Wind Farm Mangue Seco 2 (48.99%)

Belo Monte (15.00%)

Minorities	
G, T e D	26

Centrales Hidroeléctricas de Nicaragua – CHN (50.00%)

Rouar S.A. (50.00%)

Inambari Geração de Energia S.A. – IGESA (29.40%)

Eletrobras Companies

Business	SPEs*
Generation	115
Transmission	46
Total	156

*in some SPE the shareholding participation of Eletrobras is made by more than one subsidiary and/or the Eletrobras holding Company

Main Generation Projects under Construction

Eletrobras



Mauá 3
590 MW
Nov-17
Teles Pires
1,820 MW
Waiting the conclusion of the TL
Santo Antônio
3,568 MW
2,286 MW under operation
Jirau
3,750 MW
2,550 MW under operation
Belo Monte
11,233 MW
Mar-16
Wind Farms Caiçara I and II, Junco I and II
93 MW
Sep-16
Wind Farms Santo Augusto and Santa Joana
390 MW
Jan-16
Casa Nova I
180 MW
Oct-16
Baraúnas I, Mussambê and Morro Branco I
89 MW
Nov-15
São Manoel
700 MW
May-18
Sinop
400 MW
Jan-18
Angra 3
1,405 MW
May -19
Wind Farms Hermenegildo and Chuí
229 MW
Nov-15
Wind Farms Capão do Inglês, Coxilha Seca and Galpões
229 MW
Nov-15
Holding
Furnas
Eletronorte
Eletrosul
Chesf
Eletronuclear
Amazonas Energia

	MW	R$ Biillion
Hydro	21,471.2	78.0
Nuclear	1,405.0	17.0
Wind	1,251.1	6.1
Thermal	589.6	1.1
Total (ELB+SPCs)	24,716.9	102.2
Total ELB	12,667.2	56.1

Basic Studies and Projects Generation

Eletrobras



1 Project
220 MW
2 Project
4,305.4 MW
7 Project
14,451.5 MW
1 Project
350 MW
2 Project
596 MW
6 Project
1,132 MW
1 Project
270 MW
7 Project
1,041 MW
2 Project
2,415 MW
2 Project
2,200 MW
RR
AP
AM
PA
MA
RN
PB
PE
PI
AL
AC
RO
TO
SE
BA
MT
DF
GO
MG
ES
SP
RJ
PR
SC
BR ARG

Studies and Projects

	Units	Installed Capacity	R$ Bi
Basic Project	04	328.5 MW	1.64
Feasibility Study	26	26,382.4 MW	84.0
Inventory	01	270 MW	-
Total	**31**	**26,980.9 MW**	**85.4**

Main Projects

	Location	Installed Capacity	R$ Bi
S. Luiz do Tapajós	PA	8,040 MW	30.6 Bi
Jatobá	PA	2,338 MW	10.1 Bi
Marabá	PA	1,850 MW	12.4 Bi
Serra Quebrada	MA/TO	1,328 MW	4.8 Bi
Garabi	Bra/Arg	1,152 MW	4.6 Bi
Panambi	BraArg	1,048 MW	4.2 Bi
Total	-	**15,756 MW**	**66.7 Bi**

Transmission Lines - Km

Eletrobras

67,494 Km, which 60,385 km ≥ 230kV, representing approximately 48.6% of Transmission Lines of Brazil basic network.

Eletrobras Companies	Through Subsidiaries (a)		Trough Participation in Special Purpose Company (b)	Total (a+b)*	Physical Aggregation 2015
	Non-Renewed Concessions	O&M			
Eletronorte	710	10,003	2,072	12,784	610
Chesf	1,129	18,604	1,189	20,922	143
Furnas	1,148	18,759	1,361	21,267	-
Eletrosul	1,294	9,443	1,083	11,820	-851 *
Amazonas Energia	701	-	-	701	-
Total	**4,982**	**56,808**	**5,704**	**67,494**	**-98**

SPEs = proportional participation of Eletrobras
*Considering all tensions of transmission lines.
**It refers to assets revaluation and sale of shares to Eletronorte performed by Eletrosul in relation to the SPE Norte Brazil Transmissora de Energia . Excluding this revaluation, the physical aggregation in 2015 is 254km.

Projects under Construction

Eletrobras



	Existent	Future
TL Eletrobras System		
TLs Eletrobras System with Partnership		
TLs Other Companies		

1. Rio Paraná Complex
2. Rio Paranapanema Complex
3. Rio Grande Complex
4. Rio Paranaíba Complex
5. Paulo Afonso Complex

Full Participation	Partnership	Total
2,681 km - 30 transmission projects+ Associated substations	7,558 Km - 20 TL projects + SS associated Being **3,385 km owned by ELB**	10,239 km
7,682 MVA	12,756 MVA being 6,113 MVA owned by ELB	20,438 MVA

Investment: R$ 12.9 billion, of which R$ 2.2 billion in full participation

RAP: R$ 1.27 billion

Eletrobras System Distribution

Eletrobras

Description	DC Acre	DC Alagoas	DC Amazonas	DC Piauí	DC Rondônia	DC Roraima	CELG-D	Total
Extension of Distribution Lines- Km	19,221	41,971	48,158	87,742	57,631	3,549	212,696	**470,968**
Number of Customer Assisted	245,438	1,038,442	905,359	1,176,437	589,361	106,433	2,782,781	**6,844,251**
Number of cities attended	22	102	62	224	52	01	237	**700**
Number of Substation	15	40	55	84	61	03	328	**586**

DC – Distribution company.

Distribution Lines Extension


4%
9%
10%
19%
12%
1%
45%
Acre
Alagoas
Amazonas
Piauí
Rondônia
Roraima
Celg

Number of Customers


4%
15%
13%
17%
9%
2%
41%

WACC after tax: 7.50%

Conditions of the Renew of Distribution Concessions

Eletrobras

Standard Guidelines:

1) Efficiency of Service Quality;
2) Conditions of Governance and Transparency;
3) Minimum Conditions of Economic and Financial Sustainability;
4) Modicity of the Tariff; and
5) Operational and Economic Rationality.

2015
New contract or VNR

2016
Start of the verification of EBITDA adjusted for non-recurring factors

2017
EBITDA > 0
Cash generation

2018
EBITDA - QRR > 0

2019
$\frac{\text{Net Debt}}{\text{EBITDA -QQR}} \leq \frac{1}{\text{80\% SELIC}}$

2020
$\frac{\text{Net Debt}}{\text{EBITDA -QQR}} \leq \frac{1}{\text{111\% SELIC}}$

Violation of minimum sustainability conditions shall imply:

- Annual capitalization in the same amount of the deficit by the controllers;
- Limitation of distribution of dividends to the legal minimum; and
- End of the concession. In 2016 it will be allowed that the minimum condition will be made through capitalization, without additional requirements

VNR = New Replacement Value

QRR = Regulatory Reintegration Quota (form of replacing the investments made for the provision of services throughout the useful life of the goods).

General Information

Expansion

Sectorial Scenario

Financial Information

Capital Structure

Net Debt and Financing

Strategic Planning

Sectorial Overview

Eletrobras

Energy Generation by Source - Brazil



0.6%
3.1%
7.8%
88.6%
0.7%
2.9%
18.5%
80.2%
1.2%
2.9%
23.6%
77.7%
3.1%
3.0%
23.9%
73.9%
Wind
Thermo
Nuclear
Hydro
9M12
383,165 GWh
9M13
391,582 GWh
9M14
403,368 GWh
9M15
397,483 GWh

Source: ONS

Sectorial Overview

Eletrobras



Green Flag

The tariff remains at the same level.



Yellow Flag

The tariff increases R$2.50 for each 100 KWh consumed.



Red Flag

The tariff increases R$4.50 for each 100 KWh consumed.

Average Tariff Supply after Taxes
Eletrobras Distribution Companies R$/MWh


282.7
341.6
503.0
535.2
344.1
528.4
393.5
573.1
427.7
539.6
283.1
339.0
358.6
576.1
Amazonas Energia
DC Acre
DC Alagoas
DC Piauí
DC Rondônia
DC Roraima
Celg D
09M14
09M15

Eletrobras

Consolidated Results
R$ million

Eletrobras

2015	2014		3Q15	2Q15	3Q14
24,728	**20,464**	**Net Operating Income**	**7,902**	**8,227**	**6,589**
-8,973	-6,828	Energy purchased for resale	-2,719	-3,332	-3,138
-1,306	-1,117	(-) Use of the electric grid	-434	-408	-349
-1,263	-1,040	Fuel for electric power production	-328	-636	-332
-1,978	-1,799	Construction	-815	-600	-656
11,208	**9,680**	**Gross Results**	**3,607**	**3,251**	**2,114**
-6,659	-5,891	Personnel, Materials and Services	-2,582	-2,073	-2,056
-282	-313	Remuneration and Reimbursement	-76	-106	-82
-1,349	-1,177	Depreciation and amortization	-423	-463	-397
-1,436	-2,353	Other expenditures	-228	-630	-447
1481	**-55**		**297**	**-21**	**-868**
185	-661	Shareholdings	149	-05	-790
-5,248	-829	Operating provisions/reversals	-4,019	-901	-1,253
-3,582	**-1,545**		**-3573**	**-927**	**-2911**
1,466	1,314	Interest income and financial investments	454	487	214
811	153	Monetary adjustments	525	95	-42
120	127	Foreign currency exchange rate variations	-122	-99	349
-3,533	-2,164	Debt charges	-1,283	-1,242	-765
-30	-74	Charges related to Shareholders Resources	-11	-11	-14
996	632	Remuneration from indemnities – Law 12,783/13	131	370	261
157	90	Other financial results	-36	137	27
-3,595	**-1,466**		**-3,915**	**-1,191**	**-2,880**
-921	-361	Income Tax and Social Contribution	-310	-213	116
-4,516	**-1,827**	**Net income (loss) for the period**	**-4,225**	**-1,404**	**-2,764**
-401	08	Minority shareholders	-213	-46	-04
-4,115	**-1,835**	**Net Income attributed to controlling**	**-4,012**	**-1,358**	**-2,760**

Main Highlights
R$ million

Eletrobras

Main Highlights	3Q15	2Q15	Variation (%)
Distribution supply	3,813	3,328	15%
CVA – Distribution Companies	103	278	-63%
Energy Purchase for Resale	-2,719	-3,138	-13%
Provisions for contingencies	-445	-848	48%
Impairment Angra 3	-3,385	-	100%
Provision for Customers and Resellers	-71	-151	53%
Onerous contracts	82	80	02%
Remuneration from indemnities – Law 12,783/13	131	370	-127%

Consolidated Gross Revenue

Eletrobras

R$ million

CONSOLIDATE	9M15	9M14	%	3Q15	2Q15
a) Generation					
Energy Sold and O&M	15,461	15,730	-1.7%	4,914	5,166
Construction Revenue	190	148	28%	37	60
Itaipu Transfers	64	-01	-5,189%	-41	-16
b) Transmission					
Transmission Return Rate	603	443	36%	195	205
Maintenance and Operating Revenue	1,981	1,621	22%	669	691
Construction Revenue	1,167	1,113	5%	516	358
c) Distribution					
Supply	10,258	3,610	184%	3,813	3,328
Construction Revenue	621	538	15%	263	182
CVA	663	-	-	103	278
Other revenues	927	792	17%	279	309
Gross Revenue	**31,397**	**23,994**	**21%**	**10,746**	**10,561**

Business Segment information (%)



3%
3%
36%
17%
13%
66%
49%
12%
Generation
Transmission
Distribution
Other Revenues
9M15
9M14

CVA Distributors
R$ million

Distribution Companies	Compensation Account from variation of the items of "Portion A" – CVA		
	3Q15	2Q15	9M15
Amazonas Energia	07	-13	39
Distribuição Acre	09	10	20
CELG D	19	255	426
Distribuição Alagoas	75	-03	114
Distribuição Piauí	-20	11	32
Distribuição Rondônia	13	17	32
Distribuição Roraima	0.2	0.5	0.2
Total	**103**	**278**	**663**

Consolidated EBITDA
R$ million

Eletrobras

EBITDA	9M15	9M14	(%)	3Q15	2Q15
Results of the period	-4,516	-1,827	-147%	-4,225	-1,404
(+) Provision Income Tax and Social Contribution	921	361	155%	310	213
(+) Financial Result	13	-78	117%	343	263
(+) Depreciation and Amortization	1,349	1,177	15%	423	463
(=) EBITDA	**-2,233**	**-367**	**-508%**	**-3,149**	**-464**
EBITDA of Subsidiaries	**-1,025**	**1,934**	**153%**	**-4,225**	**-77**

Personnel, Material and Services - R$ million

Eletrobras

PMS	9M15	9M15*	9M14	(%) with Celg D	(%) without Celg D	3Q15	2Q15	(%)
Personnel	4,352	4,114	3,969	9.6%	3.7%	1,715	1,312	30.7%
Material	232	219	235	-1.3%	-6.8%	80	90	-11.6%
Services	2,076	1,713	1,688	23.0%	1.5%	788	670	17.6%
Total	**6,660**	**6,046**	**5,892**	**13.0%**	**2.6%**	**2,583**	**2,072**	**24.7%**

Operating Provisions
R$ million

Eletrobras

Operating Provisions	Consolidated			
	9M15	9M14	3Q15	2Q15
Guarantees	17	52	05	13
Contingencies	1,545	1,620	445	848
PCLD - Customers and Resellers	324	47	71	151
PCLD – Financings and Loans	12	(272)	04	-05
Onerous Contracts	(237)	(1,234)	(82)	(80)
Losses on Investments	70	(442)	22	25
Impairment	3,386	463	3,386	-
Adjustment to Market Value	61	110	61	-
Provision for Losses on Financial Asset	-	408	-	-
Others	71	77	108	-52
Total	**5,248**	**829**	**4,019**	**901**

PCLD = provision for doubtful accounts

Reversal of Provisions
R$ million

Eletrobras

	Consolidated Balance				Amounts due 2015		
	2015	2014	2013	2012	3Q15	2Q15	1Q15
Transmission							
Contract 061/2001	-	-	-	84	-	-	-
Contract 062/2001	442	608	875	1,407	56	56	55
Outros	11	24	-	-	06	06	01
	453	**632**	**875**	**1,491**	**61**	**62**	**56**
Geração							
Itaparica	-	-	863	1,019	-	-	-
Jirau	-	-	712	1,608	-	-	-
Camaçari	76	91	267	357	06	05	04
Termonorte II	-	-	-	131	-	-	-
Funil	120	132	96	83	04	04	04
Complexo Paulo Afonso	-	-	-	34	-	-	-
Mauá-Klabin	-	-	20	-	-	-	
Coaracy Nunes	30	30	89	21	-	-	-
Other	215	246	30	378	10	11	10
	441	**500**	**2,057**	**3,665**	**21**	**19**	**19**
Distribution							
Intangibles		-	295	-	-	-	-
TOTAL	**894**	**1,132**	**3,228**	**5,156**	**82**	**80**	**75**

Generation and Transmission Companies Results - R$ million

Eletrobras Companies	Net Operating Revenue		Service Result		Profit/Loss in the Period		EBITDA		EBITDA Margin	
	9M15	9M14	9M15	9M14	9M15	9M14	9M15	9M14	9M15	9M14
Eletronorte	4,470	4,529	1,050	1,298	415	1,232	1,500	1,681	34%	37%
Chesf	2,772	2,555	62	-468	603	15	131	-421	05%	-16%
Furnas	4,857	4,508	1,062	862	394	-292	1,211	373	25%	08%
Eletronuclear	1,457	1,422	-3,327	-297	-3,433	-442	-3,058	-26	-210%	-02%
Eletrosul	1,182	788	239	662	-309	146	42	496	04%	63%
CGTEE	301	252	-116	-199	-363	-341	-58	-144	-19%	-57%
Amazonas G&T	78	-	07	-	-40	-	23	-	30%	-

Distribution Companies Results - R$ million

Eletrobras Companies	Net Operating Revenue		Service Result		Profit/Loss in the Period		EBITDA		EBITDA Margin	
	9M15	9M14	9M15	9M14	9M15	9M14	9M15	9M14	9M15	9M14
ED Acre	300	270	-25	73	-58	30	-13	84	-04%	31%
ED Alagoas	996	758	-78	-150	-185	-189	-53	-126	-5%	-17%
Amazonas Energia	2,388	2,413	-481	-56	-1,422	-939	-402	21	-17%	01%
ED Piauí	905	701	-235	-25	-344	-88	-208	-02	-23%	00%
ED Rondônia	857	852	-33	35	-151	03	-06	60	-01%	07%
ED Roraima	181	142	-90	-67	-129	-71	-82	-60	-45%	-42%
Celg-D	3,322	-	-140	-	-882	-	-52	-	-02%	-

Eletrobras

General Information

Expansion

Sectorial Scenario

Financial Information

Capital Structure

Net Debt and Financing

Strategic Planning

Capital Structure

Eletrobras

Common Shares 80.4%


13.0%
6.9%
5.1%
24.0%
51.0%
Residents 10.1%
Non Residents 13.9%

Preferred Shares 19.6%


82.8%
3.3%
6.9%
7.0%
Residents 41.3%
Non Residents 41.5%

Total Share Capital R$ 31.3 billion


6.7%
4.7%
11.9%
35.7%
41.0%
Residents 16.2%
Non Residents 19.5%
Federal Government
BNDESpar
BNDES
Government Funds and CEF
Minorities

Ticker
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XELTB (Preferred B)

Eletrobras

General Information

Expansion

Sectorial Scenario

Financial Information

Capital Structure

Net Debt and Financing

Strategic Planning

Consolidated Net Debt
R$ billion



Bonds
13.0
RGR
6.6
Financial Institution
29.4

Total 9M15:
R$ 49.0 billion

Consolidated Financing without RGR	= R$ 42.4 billion
(-) Cash + Securities	= R$ 9.3 billion
(-) Receivable Financing without RGR	= R$ 15.8 billion
(-) Itaipu Reimbursement *	= R$ 1.2 billion
(=) Net Debt without RGR	= R$ 16.1 billion

*Amounts to be reimbursed to Eletrobras due to buying and selling of electricity generated by HPU Itaipu.

Parent Company's Net Debt
R$ billion



RGR
6.6
12.4
Bonds
Financial Institution
12.8

Total 9M15:
R$ 31.8 billion

Financing without RGR	= R$ 25.2 billion
(-) Cash + Securities	= R$ 4.3 billion
(-) Receivable Financing without RGR	= R$ 32.4 billion
(-) Itaipu Reimbursement*	= R$ 1.2 billion
(=) Net Debt without RGR	= R$ (12.6) billion

*Amounts to be reimbursed to Eletrobras due to buying and selling of electricity generated by HPU Itaipu.

Parent Company Financing Structure - R$ billion

Receivable - R$ 38.2

Sources


09M15
1.2
4.8
32.3
Itaipu reimbursement
RGR
Own Resources

Uses


2.6
1.2
4.7
15.5
14.3
Itaipu
Generators
Distributors
Itaipu reimbursement
Others

Payable - R$ 31.9


09M15
6.6
12.9
12.4
Fin. Inst.
Bonds
RGR

Financing average rate: receivable: 8.34% payable: 5.36%


R$ billion
1.2
20.5
15.4
16.2
16.0
0.5
0.5
Receivable
Payable
Real
US Dólar
Others

Consolidated Equity Structure

Eletrobras

Total Consolidated Assets
R$ 152.7 billion



Assets
35%
20%
20%
7%
1%
5%
12%
Investment/Fixed Asset
Financial Asset - Concessions
Other
Rights to Reimbursement
Indemnity
Securities
Receivables Financing



Liabilities
34%
6%
8%
2%
13%
4%
32%
Stockholder's Equity
Provision - Contingencies
Other
Obligations of Reimbursement
Suppliers
RGR
Payable Financing

Eletrobras

General Information

Expansion

Sectorial Scenario

Financial Information

Capital Structure

Net Debt and Financing

Strategic Planning

Strategic Planning 2015-2019
Main Projects

Eletrobras

- New business model, covering governance and management, readjustment of corporate and organizational structures:
  - restructuring of the distribution business, with the sale of a significant portion participation for a private partner;
  - creating service center for business support activities to be share by all Eletrobras companies;
  - unified management model for the SPEs in order to make more efficient control and management of the results of these companies.
- Obtaining remaining value for the indemnities of the generation and transmission assets that had its concession renewed by law 12,783/2013 – 2nd tranche of indemnities;
- Prospecting new expansion projects (Participation in Auctions Plan) - Generation;
- Deploy portfolio of contracted expansion projects – Generation;
- Prospecting new expansion projects (Participation in Auctions Plan) – Transmission;
- Deploy portfolio of contracted expansion projects – Transmission;
- Deploy the sale of services related to energy efficiency.

Indemnities
Law 12,783/2013

Eletrobras

1st Tranche

R$ million

Recognized Value*	Received by 3Q15	Receivable
14,437	15,918	1,409

* Values based on base date of December 2012.

2nd Tranche: Claimed value by October 2015 of supplementary indemnities: **R$ 26,427 million**.

R$ million

Eletrobras Companies	Book Value (R$ million)		Claimed Value (R$ million)		Approved Value (1) (R$ million)	
	Generation (2)	Transmission	Generation	Transmission	Generation	Transmission
Eletronorte	-	1,733	-	2,926	-	-
Chesf	488	1,477	4,802	5,627	-	-
Furnas	996	4,530	1,312	10,699	-	9,000 (3)
Eletrosul	-	514	-	1,061	-	1,007
Total	**1,484**	**8,254**	**6,114**	**20,313**	**-**	**10,007**

Values based on base date of December 2012.

(1) The definition of terms of payment haven't been regulated by the Grantor Authority;

(2) Thermal power plants assets were not included due to the resolution of the regulatory agency (ReN. ANEEL 596/2013). Because of that, the accounted values are higher than those demonstrated here (R$ 528 million in Furnas, R$ 186 million in Eletronorte and R$ 357 million in CGTEE).

(3) Amounts approved by the Superintendence of Financial and Economic Control of the Electricity Regulatory Agency – ANEEL, through Audit Report 78/2015

CAPEX - R$ million

Eletrobras

Investment	Budget * (a) 2015	Invested (b) 9M15	b/a (%)
Generation	**7,992**	**3,777**	**47.3%**
Corporate Expansion	4,428	1,372	31.0%
SPEs Expansion	2,784	2,220	79.7%
Maintenance	780	185	23.8%
Transmission	**4,275**	**2,037**	**47.6%**
Corporate Expansion	2,785	974	34.9%
SPEs Expansion	774	829	107.2%
Maintenance	716	233	32.5%
Distribution	**1,422**	**417**	**29.3%**
Corporate Expansion	1,216	310	25.5%
Maintenance	206	108	52.2%
Others (Research , Infra-Structure and Environmental Quality)	**802**	**151**	**18.8%**
Total	**14,491**	**6,381**	**44%**

*Revised.

Strategic Planning 2015-2019 - Investments

Eletrobras

- **Generation:** **R$ 27.7 billion**
- **Transmission:** **R$ 17.0 billion**
- **Distribution:** **R$ 4.1 billion**
- **Infrastructure:** **R$ 1.5 billion**

Total:
R$ 50.3 billion



R$ billion
Uses
1.6
1.5
2.5
5.9
23.9
11.0
3.8
Generation - expansion
Generation - maitenance
Transmission - expansion
Transmission - maintenance
Distribution - expansion
Distribution - maintenance
Infraestructure



R$ billion
Sources
6.8
17.7
12.5
13.3
Indemnities
Cash Generation
Contracted Loans
New Loans

Thank You!

Eletrobras Investor Relations area is at your disposal for any questions or information.

www.eletrobras.com.br/elb/ir

Investor Relations

invest@eletrobras.com

Phone Numbers:
+55 21 2514 6331
+55 21 2514 4637

Eletrobras